Molecular Partners Announces Planned Operational Efficiencies and Extension of Cash Runway

•Guidance confirmed for clinical milestones for MP0533 and MP0712 in H2 2025
•Cash reach now anticipated to extend into 2028

Zurich-Schlieren, Switzerland and Concord, Mass., June 10, 2025 – Ad hoc announcement pursuant to Art. 53 LR Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics (“Molecular Partners” or the “Company”), today announces that it has performed a strategic review of its current operations and headcount, with the objectives of increased efficiency in the organization and to sharpen the focus on advancing its clinical assets. As a result of this review the Company has informed the Amt für Wirtschaft of Kanton Zürich (Office for Economic Affairs) of its intention to reduce its current workforce by no more than 40 positions, representing a potential of ~24% of all positions.

"With strong data emerging from MP0533 and MP0712, our priority is to develop these assets which can provide most value for patients and shareholders. The plan to right-size the organization extends our cash reach into 2028, supporting both the development of our clinical assets and advancement of new products into the pipeline. We recognize the contribution that all of our talented employees have made to Molecular Partners and thank them as we take this difficult decision. The Board and I believe this is the right strategic path for the company to help secure its future success," said Patrick Amstutz, CEO of Molecular Partners.
In accordance with Swiss employment law a consultation process with employees has been initiated. Upon completion of the consultation process, the Company will offer affected employees support. This will include, but will not be limited to, severance packages, and support in seeking new employment, coaching or training opportunities. Molecular Partners foresees the full implementation of these changes enacted by the end of 2025 and the reduction of costs to become fully effective early in 2026.

As a result of these headcount reductions, the company now anticipates its cash runway to extend into 2028, beyond its prior guidance of 2027. The strategic review was undertaken to identify certain redundancies within the organization, with a focus on research and associated functions. The company will report its half-year financials on August 25, 2025.

Molecular Partners maintains its previously announced timelines with clinical data from both MP0533 and MP0712 expected in H2 2025.

About Molecular Partners AG
Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering the design and development of DARPin therapeutics for medical challenges other drug modalities cannot readily address. The Company has programs in various stages of pre-

clinical and clinical development, with oncology as its main focus. Molecular Partners leverages the advantages of DARPins to provide unique solutions to patients through its proprietary programs as well as through partnerships with leading pharmaceutical companies. Molecular Partners was founded in 2004 and has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter / X @MolecularPrtnrs
For further details, please contact:
Seth Lewis, SVP Investor Relations & Strategy
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

Cautionary Note Regarding Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2025 and its expectation of its current cash runway and the expected use of proceeds from the October 2024 offering. These statements may be identified by words such as “aim”, "anticipate”, “expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include its plans to develop and potentially commercialize its product candidates; Molecular Partners’ reliance on third party partners and collaborators over which it may not always have full control; Molecular Partners’ ongoing and planned clinical trials and preclinical studies for its product candidates, including the timing of such trials and studies; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future clinical trials; the timing of and Molecular Partners’ ability to obtain and maintain regulatory approvals for its product candidates; the extent of clinical trials potentially required for Molecular Partners’ product candidates; the clinical utility and ability to achieve market acceptance of Molecular Partners’ product candidates; the potential that Molecular Partners’ product candidates may exhibit serious adverse, undesirable or unacceptable side effects; the impact of any health pandemic, macroeconomic factors and other global events on Molecular Partners’ preclinical studies, clinical trials or operations, or the operations of third parties on which it relies; Molecular Partners’ plans and development of any new indications for its product candidates; Molecular Partners’ commercialization, marketing and manufacturing capabilities and strategy; Molecular Partners’ intellectual property position; Molecular Partners’ ability to identify and in-license additional product candidates; unanticipated factors in addition to the foregoing that may cause Molecular Partners’ actual results to differ from its financial and business projections and guidance; and other risks and uncertainties set forth in Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2024 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future. Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.